Exhibit 99.2

This announcement is for information purposes only and does not constitute an offer or an invitation by any person to acquire, purchase or subscribe for shares or other securities of Melco Crown Entertainment Limited (the “Company”). Prospective investors should read the listing document dated November 30, 2011 (the “Listing Document”) issued by the Company for detailed information about the Company.

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited (“HKSCC”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Unless otherwise defined herein, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with Limited Liability)

(Hong Kong Stock Code: 6883)

(NASDAQ Stock Symbol: MPEL)

LISTING BY WAY OF INTRODUCTION

ON THE MAIN BOARD OF THE STOCK EXCHANGE

OF HONG KONG LIMITED

Joint Sponsors

‘in alphabetical order’

LISTING AND DEALINGS

Application has been made to the Listing Committee of the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Shares in issue, and those that may be issued pursuant to the exercise of any options and shares that have been or may be granted under the 2006 Share Incentive Plan and 2011 Share Incentive Plan. The Company’s ADSs are presently listed on NASDAQ Global Select Market (the “NASDAQ”). The listing of the Company on both NASDAQ and the Hong Kong Stock Exchange will be dual primary listings.

The listing of the Shares on the Main Board of the Hong Kong Stock Exchange is by way of introduction only and there are no Shares being issued or sold in connection with the Listing other than to the Designated Dealers for liquidity arrangements as described in more detail in the Listing Document.

Dealings in the Shares on the Hong Kong Stock Exchange are expected to commence on Wednesday, December 7, 2011. The Shares will be traded in board lots of 300 Shares. The Hong Kong stock code of the Shares is 6883.

ELIGIBILITY FOR CCASS

Subject to the granting of the approval for the listing of, and permission to deal in, the Shares on the Main Board of the Hong Kong Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date of commencement of dealings in the Shares on the Hong Kong Stock Exchange or such other date as may be determined by HKSCC. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. Settlement of transactions between participants of the Hong Kong Stock Exchange on any trading day is required to take place in CCASS on the second business day thereafter. All necessary arrangements have been made for the Shares to be admitted into CCASS.

AVAILABILITY OF THE LISTING DOCUMENT

Copies of the Listing Document which is issued in accordance with the requirements under the Listing Rules will be available for information purposes only on business days from Wednesday, November 30, 2011 to Wednesday, December 7, 2011 (both dates inclusive), between 9:00 a.m. and 5:00 p.m. at the following locations:

1.	Office of Credit Suisse (Hong Kong) Limited, at 88th Floor, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong; and

2.	Office of Deutsche Bank AG, Hong Kong Branch, at Level 52, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong.

In addition, electronic copies of the Listing Document will be disseminated through the websites of the Company at www.melco-crown.com and the Hong Kong Stock Exchange at www.hkexnews.hk on Wednesday, November 30, 2011.

LIQUIDITY ARRANGEMENTS

In connection with the Introduction, Credit Suisse Securities (Hong Kong) Limited and Deutsche Securities Asia Limited have been appointed as Designated Dealers and intend to implement the liquidity arrangements described in the section headed “Listings, Registration, Dealings and Settlement — Liquidity Arrangements” of the Listing Document. Such trading activities are expected to contribute to the liquidity of trading in the Shares on the Hong Kong market upon Listing.

Upon the Listing and during the Liquidity Period (being the 30-day period from and including the Listing Date (i.e., from December 7, 2011 to January 5, 2012)), the Designated Dealers, on their own accounts, will seek to undertake certain trading activities in circumstances as described below. Certain trades envisaged to be carried out by the Designated Dealers during the Liquidity Period may constitute covered shortselling (or be deemed to constitute short-selling) under applicable Hong Kong laws and regulations. In this regard, the Joint Sponsors have applied for, on behalf of the Designated Dealers, and the Hong Kong Stock Exchange has granted, an exemption in order to permit the Designated Dealers to conduct the proposed trading activities described below which may constitute (or may be deemed to constitute) short-selling of securities during the Continuous Trading Period (as defined in the Rules of the Exchange) in circumstances where the Shares are not Designated Securities (as defined in the Rules of the Exchange) and in order to ensure compliance with the Rules of the Exchange which restrict short sales to only Designated Securities. In addition, the Hong Kong Stock Exchange has waived the restriction on short selling during the Pre-opening Session (as defined in the Rules of the Exchange from 9:00 a.m. to the commencement of the morning trading session at 9:30 a.m.) to allow the Designated Dealers to effect such trading activities in the Shares during the daily Pre-opening Session (as defined in the Rules of the Exchange) for the duration of the Liquidity Period. The Joint Sponsors have also applied for, on behalf of the Designated Dealers, and have obtained from the Hong Kong Stock Exchange, an exemption from the regulation that a short sale shall not be made on the Hong Kong Stock Exchange below the best current ask price except where the Designated Security is a Market Making Security (as defined in the Rules of the Exchange) traded under the Pilot Program (as defined in the Rules of the Exchange) approved by the SFC to be excluded from the application of this regulation (the above exemptions collectively the “Exemptions”). Such activities and Exemptions will facilitate the Designated Dealers in conducting trading activities in respect of the Shares on the Hong Kong Stock Exchange during the Liquidity Period with a view to seeking to provide liquidity to meet demand for the Shares upon and in the period immediately following the Listing.

No person other than the Designated Dealers is permitted to enter into short sales of Shares on the Hong Kong Stock Exchange during the Liquidity Period or thereafter unless the Shares are designated for short selling by the Hong Kong Stock Exchange. Upon the expiry of the Liquidity Period, the Designated Dealers will not be able to engage in further trading activities described below in respect of the Shares on the Stock Exchange unless the Shares are designated for short selling by the Hong Kong Stock Exchange.

Each of the Designated Dealers has set up a designated dealer identity number solely for the purposes of carrying out liquidity trades in Hong Kong, in order to ensure identification and thereby enhance transparency of such trades on the Hong Kong market. Specifically, Credit Suisse Securities (Hong Kong) Limited has set up a designated dealer identity number 7687 and Deutsche Securities Asia Limited has set up a designated dealer identity number 7689 for this purpose. Any change in such designated dealer identity numbers will be disclosed as soon as possible by way of announcement on both the Hong Kong Stock Exchange and the NASDAQ and will be posted by the Company on its website. In addition, each of the Designated Dealers has also set up another designated dealer identity number which can be used in emergency and unforeseen situation if the aforesaid identity number for each of the Designated Dealers in respect of the liquidity trades cannot be used. Specifically, Credit Suisse Securities (Hong Kong) Limited has set up a designated dealer identity number 7688 and Deutsche Securities Asia Limited has set up a designated dealer identity number 7690 for this purpose.

Designated Dealers (in alphabetical order)	Designated dealer identity number solely for the purposes of carrying out liquidity trades in Hong Kong	Designated dealer identity number for use in emergency and unforeseen situation
Credit Suisse Securities (Hong Kong) Limited	7687	7688
Deutsche Securities Asia Limited	7689	7690

The Company will, as soon as practicable and in any event before the opening of trading hours on the business day immediately before the first day of the Listing, release an announcement on the Hong Kong Stock Exchange and the NASDAQ to inform the investing public of the following information as at the latest practicable date prior to such announcement:

•	the number of Shares transferred to Hong Kong prior to Listing; and

•	the total number of Shares which have been registered on the Hong Kong Share Register.

Prospective investors should refer to the section headed “Listings, Registration, Dealings and Settlement — Liquidity Arrangements” of the Listing Document for further details, and should refer to the associated risk factors, including those described in the section headed “Risk Factors — Risks relating to the Dual Primary Listing” of the Listing Document.

TRANSFER OF SHARES TO HONG KONG PRIOR TO LISTING

As disclosed in the section headed “Listings, Registration, Dealings and Settlement — Withdrawal from and Deposit into the ADS Program” in the Listing Document, special arrangements have been made to facilitate the investors with a more timely and cost effective conversion process from ADSs to Hong Kong listed Shares. The 545,389,071 Shares represented by the ADSs will be removed from the principal share register in the Cayman Islands and entered into the Hong Kong Share Register on or around December 1, 2011. Holders of ADS should give instruction to the Depositary if they wish to cancel their ADRs and receive Shares tradable on the Hong Kong Stock Exchange. The Company will pay the fees associated with canceling ADRs and receiving Shares tradable on the Hong Kong Stock Exchange for all transfers requested during the Liquidity Period or for the first 20,000,000 ADSs (representing 60,000,000 Shares) so converted and transferred, whichever shall occur first.

INVESTOR EDUCATION

Prior to Listing, the Company and the Joint Sponsors will cooperate to inform the investor community of general information about the Company, as well as the developments and/or changes to the liquidity arrangements as disclosed in the Listing Document. The previous business day closing, day high, day low prices and trading volumes of the ADSs on the NASDAQ and other relevant historical data will be disclosed on the website of the Company. Announcements will be released on the Hong Kong Stock Exchange disclosing, among others, the closing, day high, day low prices of the ADSs on the NASDAQ, as well as any relevant developments and updates with regard to the liquidity arrangements. These announcements will be made on December 1, 2011 (in respect of the respective closing prices and trading volumes of the ADSs for each business day between the Latest Practicable Date and November 30, 2011), December 2, 2011 (in respect of the closing, day high, day low prices and trading volume of the ADSs on December 1, 2011), December 5, 2011 (in respect of the closing, day high, day low prices and trading volume of the ADSs on December 2, 2011), December 6, 2011 (in respect of the closing, day high, day low prices and trading volume of the ADSs on December 5, 2011), and not later than 8:30 a.m. on December 7, 2011 (in respect of the closing, day high, day low prices and trading volume of the ADSs on December 6, 2011.

After Listing has taken place, the Company and the Joint Sponsors may continue to take measures to educate the public.

Real-time trading information in respect of the ADSs can also be obtained from the following sources:

•	the website of the NASDAQ at www.nasdaq.com; or

•	through service providers that provide such facilities at investors’ own expense. Such service will be provided on and subject to the terms and conditions of the relevant service provider.

Prospective investors should refer to the section headed “Listings, Registration, Dealings and Settlement — Investor Education” of the Listing Document for further details.

This announcement is available for viewing on the website of the Company at www.melco-crown.com and at the website of the Hong Kong Stock Exchange at www.hkexnews.hk.

By Order of the Board MELCO CROWN ENTERTAINMENT LIMITED Lawrence Yau Lung Ho Co-chairman

Hong Kong, November 30, 2011

As of the date of this announcement, the executive Director is Lawrence Yau Lung Ho; the non-executive Directors are James Douglas Packer, John Peter Ben Wang, Yuk Man Chung, Willian Todd Nisbet, and Rowen Bruce Craigie and the independent non-executive Directors are James Andrew Charles MacKenzie, Thomas Jefferson Wu, Yiu Wa Alec Tsui, and Robert Wason Mactier.

Please also refer to the published version of this announcement in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese).

*	For identification purposes only